EXHIBIT 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Northwest Biotherapeutics, Inc. (a development stage company) (the “Company”) on Form S-3 (File Nos. 333-185898 and 333-182470) and on Form S-8 (File Nos. 333-147579, 333-151869 and 333-166816) of our report, which includes an explanatory paragraph as to the company’s ability to continue as a going concern, dated April 1, 2014, with respect to our audit of the consolidated financial statements of Northwest Biotherapeutics, Inc. as of December 31, 2013 and for the year ended December 31, 2013 and for the period from March 18, 1996 (inception) through December 31, 2013, which report is included in this Annual Report on Form 10-K of Northwest Biotherapeutics, Inc. for the year ended December 31, 2013.

/s/ Marcum LLP

New York, NY

April 1, 2014